

July 15, 2015

Via E-mail
Mr. Richard R. Allen
Chief Financial Officer
HCI Group, Inc.
5300 West Cypress St., Suite 100
Tampa, FL 33607

      Re: **HCI Group, Inc.**
                Form 10-K for the Year Ended December 31, 2014
                Filed March 10, 2015
                Form 10-Q for the Quarterly Period Ended March 31, 2015
                Filed May 1, 2015
                File No. 001-34126

Dear Mr. Allen:

We have reviewed your June 17, 2015 response to our June 5, 2015 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Year Ended December 31, 2014
Risk Factors

1. We note your response to our prior comment 1. Please revise your risk factor disclosure to include your proposed risk factor disclosure in your next 10-Q or amended 10-K.

Form 10-Q for the quarterly period ended March 31, 2015
Results of Operations
Comparison of the Three Months ended March 31, 2015 to the Three Months ended March 31, 2014
Revenues, page 30

2. Refer to your response to our prior comment 7. Please provide proposed disclosure to be provided in future periodic reports, starting with your Form 10-Q for the quarter ended

June 30, 2015, that indicates the effect of assuming policies (i.e. wind-only) outside of hurricane season on your net premiums earned and the effect of buying additional catastrophe reinsurance on June 1, which is when your reinsurance treaties become effective, will have on your future operations.

You may contact Sasha Parikh at 202-551-3627 or Sharon Blume at 202-551-3474 if you have questions regarding the comment on the financial statements and related matters. Please contact Tara Keating Brooks at 202-551-8336 or Dan Greenspan at 202-551-3623 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant